SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,611,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,611,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,611,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,611,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,611,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,611,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 36,611,825 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Funds and Accounts at an aggregate cost of approximately $3,502,135,504, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 31, 2021, the Reporting Persons sent to the Company’s Chairman of the Board of Directors (the “Board”) a letter (the "August 31, 2021 Letter") and a presentation (the “August 31, 2021 Presentation”) setting forth their view that it is in the best interest of the Company and its shareholders for the Board to seek (i) to withdraw from the merger agreement entered into on May 21, 2021 with Kansas City Southern (“KCS”) that provides for the acquisition of KCS by the Company, because continuing to pursue such acquisition in the face of explicit opposition from the Surface Transportation Board of the United States would be hugely damaging to the reputation of the Company and potentially financially disastrous due to uncertainty over the approval process and the interpretation of the new merger rules; (ii) to hold the senior management and the Board accountable for its egregious failure of oversight in sanctioning the bid, together with potential fees of CAD$2 billion, by replacing the Chairman of the Board; (iii) to improve the Company’s commercial operating performance by replacing the current Chief Executive Officer, Jean-Jacques Ruest, with Jim Vena, who has a proven track record as an exceptional operator; and (iv) to add the necessary railroad experience and expertise to help the Board evaluate and address opportunities for shareholder value creation. A copy of the August 31, 2021 Letter and a copy of the August 31, 2021 Presentation are filed herewith, respectively, as Exhibit 2 and Exhibit 3 and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 707,900,000 Shares outstanding which is the number of Shares reported to be outstanding as of July 20, 2021, as reported in the Company's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on July 20, 2021.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 36,611,825 Shares, representing approximately 5.2% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Funds and Accounts. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Funds and Accounts.

CUSIP No. 136375102	SCHEDULE 13D/A	Page 5 of 6 Pages

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

(b) The Reporting Persons have shared voting and dispositive power over 36,611,825 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 2:	August 31, 2021 Letter.

Exhibit 3:	August 31, 2021 Presentation.

CUSIP No. 136375102	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 136375102	SCHEDULE 13D/A

Schedule A

Transactions in the Shares of the Company Since the Filing of the Schedule 13D

The following tables set forth all transactions in the Shares effected since the filing of the Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price . These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/30/2021	83500	138.122	137.734 - 138.733	*
8/30/2021	6500	138.854	138.740 - 139.040	*

 * Trades executed in Canadian dollars.

Exhibit 2

Board of Directors

Canadian National Company

935 de La Gauchetière Street West

Montreal

Quebec H3B 2M9, Canada

Attn: Robert Pace, Chairman of the Board

31 August 2021

Dear Chairman Pace and members of the Board of Directors (the “Board”) of Canadian National Railway Company (“CN” or “Canadian National”):

TCI Fund Management Limited (“TCI”), through entities it manages, has been a shareholder of Canadian National since 2018 and currently owns over 36 million shares of the company, representing more than 5% of the shares outstanding, valued at $4bn.

In light of the Surface Transportation Board (the “STB”) ruling today, we think it is imperative that Canadian National immediately withdraws from its agreement to buy Kansas City Southern (“KCS”).

The opinion of the STB is clear: it does not want Canadian National to buy KCS, so persisting in the face of explicit opposition from the STB would be hugely damaging to the reputation of CN and potentially financially disastrous because it would expose the company to the risk of forced divestment and damaging remedies.

The Board has a choice. It can withdraw from the merger agreement, appeal the ruling or try to proceed without a voting trust.

An appeal cannot be won, and it is not an appeal you would want to win, so do not embark on what would be an expensive and undignified charade. Continuing with the bid would not only be futile but, knowing it will ultimately end in failure, would also be unprofessional and disrespectful to everyone involved in the process. Instead, the company should withdraw and save billions of dollars in break fees.

Proceeding without a voting trust would be reckless, irresponsible and massively value destructive. The Board must understand that the rules have changed. The old rules do not apply to this transaction. There is no way you can have any confidence in how the new merger rules will be interpreted because they have never been used before. Therefore, given there is such uncertainty around the approval process, it would be negligent to make a higher offer for KCS. It would also demand billions more in advisory and break fees.

7 Clifford Street, London, W1S 2FT Telephone: +44 (0) 20 7440 2330

TCI Fund Management Limited is a private limited company incorporated and existing under the laws of England and Wales with registered number 08898250

Authorised and regulated by the Financial Conduct Authority

Not only is the STB against the deal but the United States Department of Justice, the Federal Trade Commission and US political leaders have all stated their opposition to large-scale M&A, so needlessly antagonising these agencies would be harmful to the long-term interests of both CN and the rest of the North American railroad industry. It is time to do the right thing, accept the deal cannot be done, and withdraw from the transaction.

Since 2016, CN’s financial results have lagged significantly behind those of the other railroads. The company has underperformed on nearly every measure of productivity and efficiency. Revenues per RTM, expenses per RTM, return on capital, operating ratio and profits have all gone backwards compared to the rest of the industry*. CN has lost its way and the business needs to be fixed as a matter of urgency. That is the top priority. There should be no other objective and no distractions. The Board should not allow another wasteful dollar to be spent on the bid nor another minute of executive time.

The most pressing need is not a misguided pursuit of an unattainable prize but the establishment of a culture of operational excellence that so clearly exists at other railroads such as Canadian Pacific and CSX.

We stated in our previous letter, dated 18 May 2021, that if the STB rejected CN’s voting trust, we would expect the immediate resignation of Chairman Pace and the CEO, Jean-Jacques Ruest. We stand by that statement.

From the start, it has been clear and obvious the bid would fail. That the Board sanctioned the bid, together with potential fees of C$2bn, is an egregious failure of oversight and there must be accountability. CN needs a change of senior management and a shake-up of the Board. That process should begin today.

There is one person who we think is the prime candidate for the job as Canadian National’s CEO, Jim Vena. He has a proven track record as an exceptional operator, he is available and has our full support. Mr. Vena’s time at CN and Union Pacific demonstrate that he knows how to run a railroad successfully and make no mistake, it is a railroader that CN needs.

In addition to a change in executive leadership, more railroad experience and expertise is required on the Board, so we think Gilbert H. Lamphere should be appointed as a director. Mr. Lamphere is one of the most experienced railroad executives in North America, having previously served as Chairman of the Illinois Central Railroad and as a member of the boards of CN (1998-2005) and CSX (2008-2015). He was also one of the original proponents of PSR. Gil Lamphere is independent and would be an outstanding addition to the Board.

7 Clifford Street, London, W1S 2FT Telephone: +44 (0) 20 7440 2330

TCI Fund Management Limited is a private limited company incorporated and existing under the laws of England and Wales with registered number 08898250

Authorised and regulated by the Financial Conduct Authority

In conclusion, CN owns a unique asset—the best rail network in North America—so it does not need to acquire KCS to prosper. CN should also be the most efficient and fastest growing railroad in the industry, but change is needed to achieve this goal. History has shown that with the right leadership railroads can be fixed quickly. CN should be no different.

TCI is a long-term shareholder and we want what is best for Canadian National. We believe the majority of other CN shareholders share our vision and would support the actions and leadership changes we are recommending.

Yours sincerely,

/s/ Chris Hohn	/s/ Ben Walker
Chris Hohn	Ben Walker

* See the attached presentation for an analysis of CN’s recent performance. Do not waste any time adjusting the data or making excuses. Instead, acknowledge the issues and accept that significant improvements are required for CN to achieve its full potential.

Other disclosures: TCI, through entities it manages, owns over 55 million shares of Canadian Pacific, representing more than 8% of the shares outstanding, valued at $4bn. TCI has no ownership position in Kansas City Southern.

7 Clifford Street, London, W1S 2FT Telephone: +44 (0) 20 7440 2330

TCI Fund Management Limited is a private limited company incorporated and existing under the laws of England and Wales with registered number 08898250

Authorised and regulated by the Financial Conduct Authority

Exhibit 3

TCI Fund Management Limited

Presentation to the Board of Canadian National Railway

31 August 2021

Canadian National

TCI Fund Management Limited

- Founded by Sir Chris Hohn in 2003
- Investment management company based in London with over $40bn in assets under management
- Strong track record of performance; 18 years of compounding at 18% per annum
- Long history of investing in the North American railroads; deep knowledge of the industry and key players
- Beneficial owner of more than 5% of Canadian National's outstanding shares, valued at $4bn
- Other railroad investments: Canadian Pacific ($4bn) and Union Pacific ($1.3bn)
- TCI also owns other high-quality companies such as Alphabet, Charter, Microsoft, Visa & Moody's
- Endowed a $6bn foundation, www.ciff.org

CN has the best network in North America and should be the most efficient and fastest growing railroad

-2-

Canadian National

Canadian National has been failing to meet its objectives under current leadership

"We're not running the company for the OR, we're running the company for EPS growth, operating income, free cash flow"

Jean-Jacques Ruest, CEO, Q2 2021 earnings conference call

C$	Q2 2018	Q2 2021	Change
Operating income	1,519m	1,382m	**-9%**
EPS	1.51	1.49	**-1%**
Free cash flow	820m	741m	**-11%**
Operating ratio	*58.2*	*61.6*	***340bps***

Mr. Ruest was appointed CEO in July 2018, after having served as Interim CEO since March 2018

Source: TCI analysis

-3-

Canadian National

CN is the only railroad that has not grown its operating profit since 2016

Growth in Operating Profit, 2016-2020
Growth (%)
9
8
7
6
5
4
3
2
1
0
-1
-0.2%
2.8%
3.4%
3.9%
6.0%
7.6%
8.3%
CN
UNP
NSC
BNSF
KSU
CSX
CP

Source: TCI analysis of publicly traded companies

-4-

Canadian National

CN has gone from having the best operating ratio in the industry to the worst

	2017	Rank
CN	**59.8%**	**Best**
CP	62.3%	2nd
UNP	62.8%	3rd
KSU	64.3%	4th
CSX	67.2%	5th
NSC	68.6%	Worst

	2Q 2021	Rank
UNP	55.1%	Best
CP	55.3%	2nd
CSX	65.7%	3rd
NSC	60.3%	4th
KSU	61.4%	5th
CN	**61.6%**	**Worst**

Source: TCI analysis

-5-

Canadian National

Change in Operating Ratio, 2016-2020

Change in Operating Ratio, 2016-2020
Change (bps)
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
-1400
603
-358
-420
-426
-481
-506
-1,180
CN
BNSF
KSU
CP
NSC
UNP
CSX

Source: TCI analysis

-6-

Canadian National

Recent results have been significantly worse than peer railroads

Q2 2021 yoy change in Operating Ratio
Change (bps)
200
0
-200
-400
-600
-800
-1,000
-1,200
120
-170
-380
-590
-760
-1,040
CN
CP
KSU
UNP
CSX
NSC

Source: TCI analysis

-7-

Canadian National

CN is the only railroad that remains below pre-pandemic levels on all key metrics

Q2 2021 vs Q2 2019	Revenue	EBIT	OR	RTMs	Cents per RTM
CN	-9.1%	-17.8%	408bps	-7.9%	-1.3%
CP	3.9%	14.2%	-402bps	-1.9%	5.9%
CSX	-2.3%	4.4%	-286bps	-2.6%	0.3%
KSU	5.0%	11.6%	-230bps	4.6%	0.3%
NSC	-4.3%	3.3%	-289bps	-10.7%	7.2%
UNP	-1.6%	11.0%	-512bps	-3.8%	2.2%

RTM: revenue ton miles
Source: BMO Capital Markets

-8-

Canadian National

CN has a pricing problem

Change in Revenue/RTM, Q1 2016 – Q1 2021
Change (%)
18
16
14
12
10
8
6
4
2
0
1.4%
7.6%
10.4%
13.1%
14.9%
15.8%
CN
CP
KSU
CSX
UNP
NSC

RTM: revenue ton miles
Source: TCI analysis

-9-

Canadian National

... and an expense problem

Change in Expenses/RTM, 2016-2020
Change (%)
20
15
10
5
0
-5
-10
-15
18.4%
6.9%
6.4%
6.1%
3.1%
3.0%
-9.4%
CN
NSC
BNSF
KSU
UNP
CP
CSX

RTM: revenue ton miles
Source: TCI analysis

-10-

Canadian National

CN has underperformed on every expense metric

Labour/RTM, 2016-2020
Change (%)
30
20
10
0
-10
-20
-30
19.5%
3.6%
3.0%
2.4%
0.4%
-3.9%
-18.2%
CN
KSU
CP
BNSF
NSC
UNP
CSX

Fuel/RTM, 2016-2020
Change (%)
5
0
-5
-10
-15
2.0%
2.9%
0.9%
-1.1%
-11.0%
-12.9%
-13.8%
CN
CP
UNP
BNSF
NSC
KSU
CSX

Equipment Rents/RTM, 2016-2020
Change (%)
20
10
0
-10
-20
-30
-40
7.2%
13.8%
-7.4%
-12.0%
-12.3%
-26.5%
-28.1%
CN
NSC
BNSF
UNP
CSX
CP
KSU

Purchased Services/RTM, 2016-2020
Change (%)
30
20
10
0
-10
-20
26.6%
23.2%
8.9%
8.2%
6.4%
4.4%
-12.8%
CN
KSU
NSC
BNSF
UNP
CP
CSX

RTM: revenue ton miles
Source: TCI analysis

-11-

Canadian National

CN last again….25 years later

THE BATTLE TO PRIVATIZE CANADIAN NATIONAL
THE PIG THAT FLEW
HARRY BRUCE

In the book *The Pig That Flew*, the story of the IPO of Canadian National in 1995, there is a section that states:

"A barrage of embarrassing revelations followed….with respect to Revenue Ton Miles per employee, 'a telling snapshot of labour productivity', CN finished 'dead last'".

Once again, 25 years later, CN has performed worst on this metric:

Change in RTM/Employee, 2016-2020

Change (%)
25
20
15
10
5
0
1%
6%
11%
20%
21%
24%
CN
BNSF
CP
NSC
UNP
CSX

Source: TCI analysis, data for the six largest Class 1 railroads

-12-

Canadian National

CN's asset base has grown

Change in Assets, 2016-2020
Growth (%)
6
5
4
3
2
1
0
4.9%
5.3%
3.1%
3.0%
2.9%
2.1%
1.3%
CN
CP
KSU
CSX
UNP
NSC
BNSF

Source: TCI analysis

-13-

Canadian National

CN's return on equity has fallen significantly

Change in Net income/Equity, 2016-2020
Change (bps)
1400
1200
1000
800
600
400
200
0
-200
-400
-600
-480
-70
180
250
440
680
1,140
CN
CP
BNSF
NSC
KSU
CSX
UNP

Source: TCI analysis

-14-

Canadian National

Brain drain leaves CN light on operational management

CN has seen a large number of high-quality operators and leaders leave the company:

- Keith Creel
- Jim Vena
- Jim Foote
- Ed Harris
- Jamie Boychuck
- Mike Corey

An inability to retain talent is a key sign of weak management and culture

-15-

Canadian National

Railroad stock performance

150%
125%
100%
75%
50%
25%
0%
-25%
-50%
Stock Return
Jan 2018
Jul 2018
Jan 2019
Jul 2019
Jan 2020
Jul 2020
Jan 2021
118%
96%
83%
77%
36%
CP US Return
NSC US Return
CSX US Return
UNP US Return
CNI US Return

Canadian National has massively underperformed the railroad sector

Source: Bloomberg LP

-16-

Canadian National

Strong operational management can quickly make a difference to performance

Hunter Harrison and Keith Creel quickly turned around Canadian Pacific

CP	2011	2014	Change
EBIT	967	2,339	**142%**
OR	81.3%	64.7%	**-1,660bps**
EPS	3.34	8.50	**154%**

Hunter Harrison and Jim Foote quickly turned around CSX

CSX	2016	2019	Change
EBIT	3,389	4,972	**47%**
OR	69.4%	58.4%	**-1,100bps**
EPS	1.81	4.17	**130%**

Source: TCI analysis

-17-

Canadian National

Jim Vena quickly turned around Union Pacific

These results at Union Pacific were achieved in the face of a significant industrial recession and a 7% cumulative decline in volumes:

UNP	2018	2021e	Change
EBIT	8,517	9,500	**12%**
OR	62.7%	56.0%	**-670bps**
EPS	7.91	10.00	**26%**

Source: TCI analysis

-18-

Canadian National

Since Jim Vena joined Union Pacific, its operations have improved significantly

Locomotive Productivity
GTMs per Horsepower Day
150
140
130
120
110
100
121
136
140
2Q18
2Q20
2Q21

Workforce Productivity
Daily Miles per Full-Time Equivalent
1,200
1,000
800
600
400
200
0
866
868
1,060
2Q19
2Q20
2Q21

Train Length
Max on Route (Feet)
9,500
9,250
9,000
8,750
8,500
8,250
8,000
8,664
9,410
2Q20
3Q20
4Q20
1Q21
2Q21

Quarterly Drivers

Efficient locomotive fleet

Leveraged workforce with volume

Optimising transportation plans

Source: TCI analysis, Union Pacific Q2 2021 results presentation

-19-

Canadian National

The failed bid for Kansas City reflects poorly on the CN management and board

– A 'copy-cat' bid, essentially following CP, reflected a defensive motivation and lack of strategic thinking

– It was clear from the beginning that the bid for KCS was a huge risk with a highly uncertain outcome:

- The STB's 'new rules' had never been tested
- Committing C$2bn without clarity on the rules was irresponsible
- Parallel tracks clearly compete with each other and trying to argue otherwise was disingenuous

– It was also an error to continue in the face of clear and visible opposition from the STB

– Appealing the STB ruling would expose the company to the risk of forced divestment and damaging remedies. It is not an appeal you want to win.

– Continuing with the bid would be a huge distraction for management who should focus instead on fixing the network.

The board must take responsibility for supporting this ill-advised misadventure

-20-

Canadian National

Conclusion

– CN should immediately withdraw from its agreement to buy Kansas City Southern

– CN needs a management team with more operational experience

– A railroader with a proven track record should be appointed as CEO to create a culture of operational excellence

– Jim Vena is the outstanding candidate for the job as CEO and has TCI's full support

– The board must take responsibility for the company's recent underperformance and failure

– The board needs more railroad experience and expertise and should therefore appoint Gil Lamphere as a director

CN has the best network in North America and should be the most efficient and fastest growing railroad

-21-

Canadian National

The TCI Team

Sir Chris Hohn

– Founder and Managing Director of TCI

– Over 25 years of investment experience

– Extensive experience with corporate change and governance

– Board member of CSX 2008-2009

Ben Walker

– 24 years of investment experience

– 11 years with TCI

– Long history of investing and involvement in the North American railroad industry

-23-

Canadian National

Gilbert H. Lamphere Bio

- Currently chairman of MidRail Corporation, a freight rail company formed to develop and operate overlooked rail infrastructure in North America
- Chairman of Illinois Central Railroad (1990-1998)
- Canadian National board member (1998-2005). Chairman-elect of the Finance Committee and a member of the Compensation, Investment and Audit Committees
- CSX board member (2008-2015). Member of the Operations, Finance, Compensation and Public Affairs committees
- Florida East Coast Railway board member (2000-2007)
- Chairman of Patriot Rail (2019-2021)

-24-

Canadian National

TCI has been a strong supporter of CP and its management team

Mar 2018 – TCI starts entering position
Average stock price at entry: C$51
21 March:
CP bids for KCS
Stock price increase
since Mar 2018: 114%
Stock price at initial entry
in Mar 2018: C$45
Stock Price (C$)
100
90
80
70
60
50
40
Jan 2018
May 2018
Sep 2018
Jan 2019
May 2019
Sep 2019
Jan 2020
May 2020
Sep 2020
Jan 2021
May 2021

Average entry prices and initial entry prices are adjusted for dividends. Average stock price at entry calculated on purchases over the period Mar 2018–Oct 2019 (represents 97% of maximum holding). Source: Bloomberg LP

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Disclaimers

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of TCI and are based on publicly available information with respect to Canadian National and the other companies referred to herein. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third-party reports. TCI has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein.

No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information or opinions contained in this document by any of the TCI Group, its directors, partners or employees and no liability is accepted by such persons for the accuracy or completeness of any such information or opinions. TCI reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. TCI disclaims any obligation to update the data, information or opinions contained in this presentation.

This document does not constitute or form part of any offer to issue or sell, or any solicitation of an offer to subscribe or purchase, any investment nor shall it or the fact of its distribution form the basis of, or be relied on, in connection with any contract therefor.

TCI Fund Management Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.
TCI Fund Management Limited, 7 Clifford Street, London W1S 2FT, UK

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